SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

E Com Ventures, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

26830K-20-5

(CUSIP Number)

Ilia Lekach

137 Golden Beach Drive

Golden Beach, FL 33160

(305) 933-9147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 26830K-20-5	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ilia Lekach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 300,000 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 300,000 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.40%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26830K-20-5	Page 3 of 6 Pages

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): IZJD Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Florida

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 80,000 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 80,000 10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 2.8%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 26830K-20-5	13D	Page 4 of 6 Pages

This amendment (the “Amendment”), to the Statement on Schedule 13D, dated October 31, 1994 (the “Schedule 13D”), is being filed on behalf of Ilia Lekach (“Lekach”).

Item 1. Security and Issuer.

Item 1 is to read as follows:

This statement relates to the shares of Common Stock, par value $.01 per share (the “Shares”), of the Issuer.

The principal executive offices of the Issuer are located at 251 International Parkway, Sunrise, Florida 33325.

Item 2. Identity and Background.

Item 2 is to read as follows:

This Statement is being filed by Lekach, a citizen of the United States residing at 137 Golden Beach Drive, Golden Beach, Florida 33160. Prior to February 10, 2004, Lekach was the Chairman of the Board and Chief Executive Officer of the Issuer. Lekach is currently Chairman of the Board and Chief Executive Officer of Parlux Fragrances, Inc., a company engaged in the creation, design, manufacture, distribution and sale of fragrances and beauty related products, having its principal executive offices at 3725 S.W. 30th Avenue, Ft. Lauderdale, Florida 33312.

The Reporting Person has not, during the last five years, been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is to read as follows:

The shares were purchased by IZJD Corp., a corporation wholly-owned by the Reporting Person, his spouse and children. The securities were acquired in exchange for a one year non-negotiable promissory note in the principal amount of $880,000 with interest payable at a rate of 6% per annum. In addition, with respect to the securities the Reporting Person has entered into a stock pledge agreement and an escrow agreement with the seller of the securities pledging the securities as collateral for non-payment of the non-negotiable promissory note.

Item 4. Purpose of Transaction.

Item 4 is to read as follows:

Depending on market conditions, Lekach may acquire additional securities of the Issuer or dispose of the securities of the Issuer.

CUSIP No. 26830K-20-5	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is to read as follows:

Based on a total of 2,884,201 common shares issued as stated in the Issuer’s Form 10-Q as of September 13, 2004, the Reporting Person has effected the following transactions in the Shares:

Date	Number of Shares	Price per Shares	Nature of Transaction
9/15/04	80,000	$11.00	Private purchase

Total	80,000	(See item 3 for further explanation)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See item 3 for discussion

Item 7. Material to be Filed as Exhibits.

Item 7 is not applicable.

CUSIP No. 26830K-20-5	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2004		ILIA LEKACH

/s/ Ilia Lekach
Ilia Lekach

IZJD Corp.

	By:	/s/ Ilia Lekach
Ilia Lekach, President